Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement of ANI Pharmaceuticals, Inc. on Form S-3 to be filed on or about July 9, 2020 of our reports dated February 27, 2020, on our audits of the consolidated financial statements as of December 31, 2019 and 2018, and for each of the years in the three-year period ended December 31, 2019, and the effectiveness of ANI Pharmaceuticals, Inc.’s internal control over financial reporting as of December 31, 2019, which reports were included in the Annual Report on Form 10-K filed February 27, 2020. We also consent to the reference to our firm under the caption “Experts” in the Registration Statement on Form S-3.

/s/ EisnerAmper LLP

Philadelphia, Pennsylvania

July 9, 2020